Real Industry, Inc.

3700 Park East Drive, Suite 300

Beachwood, OH 44122

March 30, 2018

VIA EDGAR

Amanda Ravitz, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Real Industry, Inc. Registration Statement on Form S-3 (File No. 333-207311)

Ladies and Gentlemen:

Real Industry, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form S-3 (File No. 333-207311), filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2015, and declared effective on October 21, 2015, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement.

In light of the Company and certain of its subsidiaries filing voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), the Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statements is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statements be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to myself via email at khoward@realindustryinc.com and Murray Indick of Morrison & Foerster LLP, via email at mindick@mofo.com.

Please contact me at (202) 656-2750 or Mr. Indick at (415) 268-7096 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

REAL INDUSTRY, INC.

		By:	/s/ Kelly G. Howard
Kelly G. Howard
General Counsel, Executive Vice President and Corporate Secretary

cc:	Murray Indick and John Rafferty, Morrison & Foerster LLP